BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS) informs its shareholders and the market in general that it is promoting the following changes to its organizational structure:

Quality, Research & Development

Resignation by Mr. Neil Hamilton dos Guimarães Peixoto Junior, who, after three years of relevant contribution to BRF, will leave the Company on the coming November 1st, to pursue new professional challenges, following his personal goals.

The Research & Development department will become part of the New Business Vice- Presidency. The Quality Department, under the leadership of Fabio Stumpf, will report directly to BRF’s Global CEO Global, Mr. Lorival Luz.

International Market

Resignation by Mr. Patricio Santiago Rohner, who, after an extensive legacy of contributions after twenty four years of work in the Company, according to its personal planning, will leave the position of Vice-President for International Markets on the coming December 31st, to assume the position of Senior Advisor to the Company’s Global CEO, focusing on strategic subjects related to the Company’s international markets expansion of high value added food products.

From January 1st, 2022 on, Igor Marti, current International Market CFO, will be responsible for the Halal Market (MENA e Turkey) and Michele Polesel will be responsible for additional International Markets (Asia, Americas, Europe and Africa), both with direct report to the Global CEO, Mr. Lorival Luz.

Mr. Rohner will be directly involved in the transition process, in order to assure that the new structure will preserve all the achievements conquered and enhance the Company’s ‘2030 Vision’ strategy.

All the organizational movements are adherent to the governance system and the administration of internal talents for succession purposes, assuring efficiency, continuity and concrete evolution towards to the Company’s 2030 Vision.

BRF is thankful to Mr. Neil Peixoto and Mr. Patricio Rohner for their notable contributions during their trajectory in the Company and sincerely wishes success on their new challenges.

São Paulo, October 4, 2021

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A